UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

CURRENT REPORT

Under the Securities Exchange Act of 1934
Information statement pursuant to Rule 13d-1 and 13d-2

(Amendment No. 11)*

 SPIRE CORPORATION
(Name of Issuer)

Common Stock, 0.01 par value per share
(Title of Class of Securities)

848565 10 7
(CUSIP Number)

December 31, 2014
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☐    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 848565 10 7	Schedule 13G	Page 2 of 5

1.    Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (Entities Only)

Roger G. Little

2.    Check the Appropriate Box if a Member of a Group
(a)    ☐
(b)    ☐

3.    SEC Use Only

4.    Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	2,983,446
	6.	Shared Voting Power	—
	7.	Sole Dispositive Power	2,983,446
	8.	Shared Dispositive Power	—

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

2,983,446

10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.    Percent of Class Represented by Amount in Row (9)

32.4%

12.    Type of Reporting Person

IN

CUSIP No. 848565 10 7	Schedule 13G	Page 3 of 5

Item 1.

(a)    Name of Issuer

Spire Corporation

(b)    Address of Issuer’s Principal Executive Offices

One Patriots Park
Bedford, Massachusetts 01730-2396

Item 2.

(a)    Name of Person Filing

Roger G. Little

(b)	Address of Principal Business Office, or, if None, Residence

One Patriots Park, Bedford, Massachusetts 01730-2396

(c)    Citizenship

United States

(d)    Title of Class of Securities

Common Stock, $0.01 par value per share

(e)    CUSIP Number

848565 10 7

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)    ☐    Broker or dealer registered under Section 15 of the Act.
(b)    ☐    Bank as defined in Section 3(a)(6) of the Act.
(c)    ☐    Insurance company as defined in Section 3(a)(19) of the Act.
(d)    ☐    Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	☐ An investment advisor registered under Section 203 of the Investment Advisors Act of 1940.

(f)	☐ An employee benefit plan, pension fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment fund; see Rule 13d‑1(b)(1)(ii)(F).
(g)    ☐    A parent holding company or control person in accordance with Rule 13d‑1(b)(ii)(G); see Item 7.
(h)    ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)    ☐    Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

CUSIP No. 848565 10 7	Schedule 13G	Page 4 of 5

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)    Amount beneficially owned:    2,983,446
(b)    Percent of class:         32.4%
(c)    Number of shares as to which such person has:
(i)    Sole power to vote or to direct the vote:             2,983,446
(ii)    Shared power to vote or to direct the vote:             0
(iii)    Sole power to dispose or to direct the disposition of:    2,983,446
(iv)    Shared power to dispose or to direct the disposition of:         0

Item 5.    Ownership of five percent or less of a class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.    Ownership of more than five percent on behalf of another person.

Not applicable to reporting person.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable to reporting person.

Item 8.    Identification and classification of members of the group.

Not applicable to reporting person.

Item 9.    Notice of Dissolution of the group.

Not applicable to reporting person.

Item 10.    Certification.

Not applicable to reporting person.

CUSIP No. 848565 10 7	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPIRE CORPORATION

Date: February 13, 2015	By:	/s/ Roger G. Little
Roger G. Little
Chairman of the Board of Directors